ALGONQUIN POWER & UTILITIES CORP.
ANNUAL MEETING OF SHAREHOLDERS
JUNE 7, 2018
VOTING RESULTS
Resolution #1:
On a show of hands, the Chairman declared that the shareholders approved the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the end of the next annual meeting of shareholders or until a successor is appointed.
Proxies Tabulated:

For:	236,613,535
Withheld:	333,775
Total:	236,949,310

Resolution #2:
By way of ballot, the shareholders elected each of the following director nominees to hold office until the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.
Ballots Tabulated:

	For	Withheld
Christopher Ball	229,826,507	1,436,253
Melissa Stapleton Barnes	230,686,265	576,495
Christopher Jarratt	187,908,825	43,353,935
D Randy Laney	230,830,866	431,894
Kenneth Moore	230,709,458	553,302
Ian Robertson	230,746,266	516,494
Masheed Saidi	230,620,527	642,233
Dilek Samil	230,752,060	510,700
George Steeves	230,696,052	566,708

Resolution #3:
On a show of hands, the Chairman declared that the shareholders approved the advisory resolution set forth in Schedule “A” of the Circular to accept the approach to executive compensation as disclosed in the Circular.
Proxies Tabulated:

For:	226,528,212
Against:	4,333,522
Total:	230,861,734

DATED this 7th day of June, 2018
ALGONQUIN POWER & UTILITIES CORP.

(signed) “George Trisic”

George Trisic Chief Administration Officer and Corporate Secretary